SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 3) *

ANGI Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

00183L102
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00183L102

1	NAMES OF REPORTING PERSONS
HighSage Ventures LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,963,786

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,963,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,963,786

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 82,452,240 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 00183L102

1	NAMES OF REPORTING PERSONS
Jennifer Stier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,053,111

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,053,111

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,053,111

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% *

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Based on 82,452,240 shares of Class A Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 00183L102

SCHEDULE 13G

Item 1(a)	Name of Issuer
ANGI Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices
3601 Walnut Street, Denver, CO 80205

Item 2(a)	Name of Persons Filing
This statement is filed on behalf of HighSage Ventures LLC and Jennifer Stier (together, the “Reporting Persons”). The shares of Common Stock reported herein are directly held certain limited liability companies managed by either HighSage Ventures LLC or Jennifer Stier. Jennifer Stier is also the Manager of HighSage Ventures LLC and, in such capacity, shares voting and dispositive power with HighSage Ventures LLC. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office or, if none, Residence
For each Reporting Person: 200 Clarendon Street, 59th Floor, Boston, MA 02116

Item 2(c)	Citizenship or Place of Organization
HighSage Ventures LLC: Delaware
Jennifer Stier: United States

Item 2(d)	Title of Class of Securities
Class A Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP Number
00183L102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 00183L102

Item 4	Ownership
The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class
As of the date hereof, HighSage Ventures LLC has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
The shares of Common Stock reported herein are directly held by certain limited liability companies, each of which has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8	Identification and Classification of Members of the Group
Not Applicable.

Item 9	Notice of Dissolution of Group
Not Applicable.

Item 10	Certification
By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 00183L102

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

HIGHSAGE VENTURES LLC
By:	/s/ Joshua Stayn
Name:	Joshua Stayn
Title:	Chief Compliance Officer

JENNIFER STIER
By:	/s/ Jennifer Stier
Jennifer Stier

CUSIP No. 00183L102

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2023
HIGHSAGE VENTURES LLC
By:	/s/ Joshua Stayn
Name:	Joshua Stayn
Title:	Chief Compliance Officer

JENNIFER STIER
By:	/s/ Jennifer Stier
Jennifer Stier